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Exhibit 99.2

Bentley to Host NBA Players China Tournament, Annual Convention in the Bahamas and Several Celebrity Pro Golf Tournaments

THURSDAY, APRIL 26, 2001 8:02 AM - PRNEWSWIRE

LOS ANGELES, Apr 26, 2001 /PRNewswire via COMTEX/ -- Bentley Communications Corp. (OTC:BTLY) is proud to announce its appointment as the official organizing sponsor of the National Basketball Retired Players Association Annual Convention, July 8th through July 13th, 2001. This event will be held on Paradise Island, Bahamas, at the spectacular Atlantis Resort & Casino again this year. The event draws such players as Bill Walton, Jamaal Wilkes, Dave DeBusschere, Dave Bing, Oscar Robertson, Bob Cousy, Earl Monroe, Willis Reed and Rick Barry.

"Bentley will be hosting over 500 NBA players and as many retired players and their families at this popular, publicized extravaganza," states Gordon Lee, Chairman & CEO of Bentley Communications Corp., "who was a special guest at last year's convention. Bentley will organize and solicit all other participating sponsors for this event, as well as several, yet to be announced, celebrity pro golf tournaments on behalf of the NBPA/NBRPA and other pro sports associations during the next twelve months. This profit sharing venture is expected to bring substantial dollars to Bentley's and the NBRPA's respective bottom lines.

In addition, Bentley is opening a joint office with the NBRPA in Las Vegas in order to spearhead and organize this exciting new venture where Bentley expects to host ongoing monthly celebrity pro golf tournaments. Art Taft, of Scottsdale, Arizona, will act as overall "Celebrity Pro Events Coordinator" and is a welcomed addition to the Board of Bentley Communications Corp. Chuck Johnson will now report directly to Mr. Taft as Bentley gears up to organize the many upcoming events.

Bentley will now assume the organizing role of the Annual NBRPA China Tour sponsored by the People's Republic of China and many well-known American companies. Last year's tour featured Clyde Drexler and many other All-Stars from the NBA. This year's team will feature the most dazzling array of players ever assembled against China's "best." Other tours are also on the drawing board for pro football, baseball, and soccer and will be announced shortly.

Forward-looking statements:
Certain statements in this news release may constitute "forward looking" statements within the meaning of section 21e of the securities exchange act of 1934. Such forward looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievement expressed or implied by such forward looking statements to differ materially from the forward looking statements.

SOURCE   Bentley Communications Corp.
CONTACT: Gordon F. Lee, Chairman & CEO of Bentley Communications
         Corporation, 310-342-0760, fax, 310-342-0704